Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 19, 2003

TECHNIP

(Exact name of registrant as specified in its charter)

6-8 allée de 1’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ___________

SIGNATURES
TECHNIP: RIGHT ISSUE FOR AN EMPLOYEE STOCK PARTICIPATION PLAN

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: November 19, 2003

	By:	/s/ Olivier Dubois

Olivier Dubois Senior Executive Vice President Finance and Control

PRESS RELEASE

Paris, November 19, 2003

TECHNIP: RIGHT ISSUE FOR AN EMPLOYEE STOCK PARTICIPATION PLAN

Technip announces that following the authorization granted by the shareholders’ general assembly of July 11, 2003, an employee stock participation plan (ESPP) was decided. The ESPP is being made available to approximately 12,000 Group employees, both in France and abroad. The total number of shares that could be issued, with the waiver of the shareholders’ preferential subscription rights, would be 882,149*, or 3.7% of the outstanding capital.

Technip’s Board of Directors met on November 19, 2003 to define the parameters of the rights issue and delegated to the Group’s Chairman and CEO, Daniel Valot, the power to decide the final characteristics of the ESPP.

The proposed ESPP will offer employees two subscription choices through a “Classic” offer and/or a “Leveraged” offer.

Provisional schedule for the rights issue associated with the ESPP:

December 1 – 17 2003 (inclusive) February 9, 2004 February 10 – 16, 2004 (inclusive) March 29, 2004	Reservation period Announcement of subscription price Subscription and Cancellation period Effectiveness of rights issue

The subscription price will be equal to 80%** of the average opening share price on the Euronext (Paris) during the 20 business days prior to February 9, 2004.

Launching this plan, Daniel Valot, stated: “The implementation of this ESPP demonstrates Technip’s willingness to closely associate employees with the group’s development by offering them, within the context of local legislation, the possibility to benefit from attractive conditions of enhancement of their investment in Technip shares. We have pursued this policy for several years to increase employee participation in the

*	of which 170,000 shares could be subscribed directly by Credit Agricole Indosuez in order to offer the U.S. and German affiliates employees the opportunity to get the equivalent of the leveraged offer, through Stock Appreciation Rights (SAR).
**	in the United States, for the “Classic” offer, this rate will be 85% due to legal constraint.

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Group’s capital, which today stands at 2.5%. We are continuing along these lines today by adapting the ESPP’s terms and conditions to take into account disruptions that have hit equity markets these past few years.”

The prospectus associated with the rights subscription received approval from the Commission des opérations de bourse, or COB, (visa number 03-951 dated November 3, 2003). It is available free of charge at the Group’s headquarters and is accessible on the group’s website (www.technip.com) as well as on that of the COB (www.cob.fr).

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With a workforce of about 19,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world-class fleet of offshore construction vessels.

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Press Relations Sylvie Hallemans	Tel. +33 (0) 1 47 78 34 85 E-mail: shallemans@technip.com

Investor and Analyst Relations Christopher Welton David-Alexandre Guez Internet:	Tel. +33 (0) 14778 66 74 E-mail: cwelton@ technip.com Tel. +33 (0) 14778 27 85 E-mail: daguez@ technip.com http://www.technip.com

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Technip trades under the symbol TKP on the NYSE and under the
ISIN FRO000131708 on the Euronext.

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